

May 3, 2007

By U.S. mail and facsimile to (412) 281-4747

Mr. John M. Froehlich
Chief Financial Officer
Reunion Industries, Inc.
11 Stanwix Street, Suite 1400
Pittsburgh, PA 15236

> **RE: Reunion Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
>
> **File No. 1-15739**

Dear Mr. Froehlich:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 8

1. We note that you are presenting EBITDA as an indicator of your ability to incur and service debt and due to the close relationship it bears to your financial covenants in your borrowing agreements. As such, it appears that you are presenting this measure in part as a liquidity measure. In future filings, please revise your presentation of EBITDA to address each of the following points:

- If you continue to present EBITDA as a liquidity measure (i.e., to demonstrate your ability to incur and service debt), please remove the reconciliation from income (loss) from continuing operations before taxes and replace with a reconciliation from cash provided by (used in) operating activities, as this measure is the most directly comparable financial measure prepared under GAAP for a liquidity measure.

- With regards to EBITDA being presented because of your financial covenants, if you believe these financial covenants are material to an investor's understanding of your financial condition and/or liquidity, please remove this statement and disclose each of the measures as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

2. We note that you are presenting EBITDA on a consolidated basis within your results of operations discussion and analysis. Such presentation is a non-GAAP measure and appears to be presented as an operating performance measure. In future filings, please either remove such presentation or provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." In this regard, net income is the most comparable GAAP financial measure when EBITDA is presented as an operating performance measure. Refer to Question 14 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

Liquidity and Capital Resources, page 17

3. We note your disclosure you are in default on substantially all of your debt, including your 13% Senior Notes for which the holders demanded payment on February 2, 2007 and that you have 180 days to make such payment before the holders may commence action to enforce their liens on any collateral. In addition, we note that you are considering selling your pressure vessel business or negotiating a recapitalization of the company. In future filings, please substantially revise your disclosures for these activities to provide a comprehensive analysis of the implications each of the above actions could have on the future of your business. At a minimum, such disclosure should address the following:

- The current status of your initiatives to cure all of your debt defaults.
- Explain the impact a recapitalization could have on your future operating results, financial position and liquidity.
- Explain the impact selling your largest and most profit business segment, pressure vessel, could have on your future operating results, financial position and liquidity.
- Explain the impact on your future operating results, financial position and liquidity if you are unsuccessful in completing a recapitalization or sale of pressure vessel within the 180 days grace period. Explain the potential implications on your business if the holders of your 13% Senior Notes are able to enforce their liens on the collateral used to secure this debt.
- Please disclose any other material remedies you are considering and the impact those remedies could have on your operations, financial position and liquidity.

Item 9A. Controls and Procedures, page 23

4. In future filings, please disclose your conclusion as to whether there were any changes in your internal control over financial reporting during your last fiscal quarter. Refer to Item 308(c) of Regulation S-K for guidance.

Report of Independent Registered Public Accounting Firm, page F-3

5. In future filings, please have your auditors provide a report that covers all three fiscal years presented for your consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

6. In future filings, please include gain on debt extinguishment below your operating profit line item. Refer to Rule 5-03 of Regulation S-X for guidance.

Consolidated Statements of Cash Flows, page F-7

7. We note the line item "Less: Change in cash of discontinued operations." Aggregating operating, investing and financing cash flows from discontinued operations into a single line item is not in accordance with SFAS 95. In future filings, please revise your statement of cash flows to present cash flows from those components classified as discontinued operations by either:

- Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;

- Separately identifying the cash flows related to discontinued operations within each of the 3 categories, or just separately for operating cash flows; and,

- Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before "net increase (decrease) in cash and cash equivalents."

Note 1: Accounting Policies, page F-9

General

8. We note that your grating operations are located in China. As such, please include the disclosures required by SFAS 52 in future filings, including your policy regarding functional currency and foreign currency translation.

Note 14: Commitments and Contingencies, page F-33

9. We note that you are involved with multiple asbestos claims from ORC and Alliance. In SAB Topic 5:Y, we state that we believe certain contingencies are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of related liabilities are necessary to prevent the financial statements from omitting important information and to fully inform readers regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity. As such, please revise your disclosure in future filings to fully address the following:
   - A rollforward of number of claims for each of the periods presented that includes, at a minimum, new actions/suits, settlements, and dismissals;
   - The amount or range of amounts claimed for each period presented; and
   - The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.
   Refer to Question 2 of SAB Topic 5:Y for guidance.

Note 16: Discontinued Operations, page F-35

10. We note that you classified the sale of your Milwaukee, WI property as discontinued operations. Please tell us how you determined that this property is a component of your business, especially given that you did not reclassify any revenues and expenses for this property, in accordance with paragraphs 41-42 of SFAS 144. If you subsequently determine that this property is not a component

of your company, please reclassify the loss on sale within operating profit (loss). Refer to paragraph 45 of SFAS 144 for guidance.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Tracey Houser, Senior Staff Accountant at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief